EXHIBIT 99.6


                              RECENT DEVELOPMENTS

     As described in Supplement No. 5 to the prospectus, under the heading "Summary of Material Contracts - Master Hotel Lease Agreements," we lease our hotels to Apple Suites Management, Inc. or a subsidiary of Apple Suites Management, Inc. This is because under current income tax law, we are prohibited from operating our hotels directly and can only operate them through the use of an independent lessee. All of the stock of Apple Suites Management, Inc. is owned by Glade M. Knight, our President and Chief Executive Officer.

     As described in the section referred to in the previous paragraph as well as in Supplement No. 5 under "Property Acquisitions - Potential Economic Risk and Benefit Involving Apple Suites Management," the master hotel lease agreements were structured to minimize, to the extent possible, the economic benefit to Apple Suites Management, Inc. from operation of the hotels and to maximize the rental income we receive from the hotels. However, as indicated in that discussion, the leases are designed to have true economic substance and accordingly can result in a net economic risk or benefit to Apple Suites Management, Inc.

     As described in Supplement No. 5 under the heading "Management's Discussion and Analysis - REIT Modernization Act," in December 1999, the REIT Modernization Act ("RMA") was signed into law. The most important feature of this legislation to us is the ability under certain conditions to operate our hotels through a taxable REIT subsidiary without using a third party lessee. This provision of the RMA is effective after December 31, 2000. Our master hotel lease agreements provide for termination of the lease agreements based on changes in the tax law such as the RMA, subject to the payment by us to the lessees of the fair market value of the leases as of the termination.

     In light of the RMA, our Board of Directors, in consultation with certain third-party financial advisors, undertook an analysis of the potential advantages to us of terminating the leases with the third-party lessees and taking advantage of the provisions of RMA by operating the hotels directly through one or more taxable REIT subsidiaries. Based on this evaluation, the Board of Directors unanimously approved the termination of the leases with the third-party lessees.

     Based upon its evaluation and consultations with its financial advisors, the Board of Directors (including all independent directors) concluded that the fair market value to be paid to Apple Suites Management, Inc. for such termination was $900,000. Accordingly, we will pay to Glade M. Knight, in exchange for all of the issued and outstanding stock of Apple Suites Management, Inc. the sum of $900,000 and Apple Suites Management, Inc. will thereby become a wholly-owned subsidiary of ours. Thus, the hotels will be operated pursuant to leases between us (or our subsidiaries), as lessor, and Apple Suites Management, Inc., as lessee (with respect to all properties except those in Texas) or Apple Suites Services Limited Partnership, as lessee (with respect to those properties in Texas). We will directly own Apple Suites Management, Inc. and indirectly own Apple Suites Services Limited Partnership, each of which will be a taxable REIT subsidiary of ours.

     Our Board of Directors determined that this purchase was in our best interest because it provides the following advantages to us:

     o It increases our control and influence over the hotels and the hotels' manager since we will own and control the lessees directly, whereas previously the lessee was owned and controlled by Mr. Knight.

     o Previously, if total revenue from hotel operations exceeded required rental payments under the lease agreements, the net revenue was the property of Apple Suites Management, Inc. or its subsidiary (and thus effectively belonged to Mr. Knight, as that company's sole shareholder); under the revised structure the lessee will be wholly-owned by us and no such net revenue will inure to any party other than us.

     o The purchase simplifies our overall organizational structure, eliminates a conflict of interest between us and the lessee and potentially reduces certain administrative costs relative to the operation of the hotels and the administration of the leases.

     The purchase of the stock of Apple Suites Management, Inc. by us is expected to be effective as of January 1, 2001.

                                      S-3